Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Quarter
	Ended			Year Ended
	January 27,	October 28,	October	October 30,	October 25,	October
	2007	2006	29, 2005	2004(2)	2003(2)	26, 2002
Fixed Charges
Interest expensed or capitalized	7,456	5,652	6,328	8,747	10,899	9,326
Amortized premiums, discounts or capitalized expenses related to indebtedness	(4)	1,430	1,365	1,930	2,439	2,101
Interest within rental expense	978	3,616	3,578	3,722	7,579	6,679

Total Fixed Charges	8,430	10,698	11,271	14,399	20,917	18,106

Earnings
Pretax income from continuing operations	39,413	98,352	55,198	(19,624)	(134,697)	111,378

Fixed charges	8,430	10,698	11,271	14,399	20,917	18,106

Total Earnings	47,843	109,050	66,469	(5,225)	(113,780)	129,484

Ratio of Earnings to Fixed Charges (1)	5.7x	10.2x	5.9x	—	—	7.2x
Coverage Deficiency	—	—	—	19,624	134,697	—

(1)	The ratio of earnings to fixed charges was computed by dividing earnings (loss) from continuing operations before taxes by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount and issuance costs on all indebtedness, and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.

(2)	Earnings were inadequate to cover fixed charges. For the years ended October 30, 2004 and October 25, 2003, the Company needed additional earnings of $19.6 million and $134.7 million, respectively, to achieve a ratio of earnings to fixed charges of 1.0x.